SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2010

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

21 October 2010

To:
London Stock Exchange
Australian Securities Exchange

cc:
New York Stock Exchange
JSE Limited

For Announcement to Market

Please find attached addresses to shareholders currently being delivered at BHP Billiton Plc’s Annual General Meeting by the Chairman and the Chief Executive Officer.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Perth on 16 November 2010. The results will then be communicated to the market.

Jane McAloon
Group Company Secretary

BHP Billiton Plc Annual General Meeting
Speeches by Jac Nasser, Chairman, BHP Billiton
and
Marius Kloppers, Chief Executive Officer, BHP Billiton
21 October 2010
______________________________________________________________

BHP Billiton Plc Annual General Meeting
21 October 2010

Jac Nasser, Chairman, BHP Billiton

Good morning ladies and gentlemen. My name is Jac Nasser and I will chair today’s meeting. Before I start, let me draw your attention to the disclaimer.

A warm welcome to the 2010 Annual General Meeting of BHP Billiton Plc and thank you for joining us. This meeting is being webcast so let me also welcome those shareholders on-line. The opening video you have just seen celebrates the 150th anniversary of our company.

Very few companies have operated and prospered for over 100 years and we are proud of our heritage and the contribution that we have made to economies and communities around the world.

We all understand that to remain a successful company we must look forward, focused on the creation of shareholder value – and I am pleased to say that your Board believes BHP Billiton’s long term outlook remains strong. In part this is underpinned by decades of hard work that built a unique portfolio of assets – diversified by geography and commodity – that are critical for the world’s economic growth. Our diverse portfolio reduces risks while optimising opportunities.

Today, you will hear from us regarding the present situation and our future outlook.

Introductions

Let me introduce your Directors.

To my left is our Chief Executive Officer Marius Kloppers. Further to my left is John Schubert, Chairman of our Sustainability Committee. Next we have David Crawford who is Chairman of the Risk and Audit Committee. Then we have Carlos Corderio and finally Alan Boeckmann.

Moving to my right we have John Buchanan, our Senior Independent Director, as well as Chairman of the Remuneration Committee; followed by Wayne Murdy and Keith Rumble. Next to Keith is one of our new Directors, Malcolm Broomhead. Our other new Director is Carolyn Hewson and she joins us today by video from Australia.

Also next to Marius, is Alex Vanselow, our Chief Financial Officer and Chairman of the Investment Committee and Financial Risk Management Committee and next to me is our Group Company Secretary, Jane McAloon.

In the audience we have Simon Figgis and Martin Sheppard from KPMG, our external auditors.

I would also like to welcome members of our Forum on Corporate Responsibility who have joined us today and ask them to please stand. The Forum on Corporate Responsibility comprises leaders from Non Government Organisations and members of our executive team who meet to discuss sustainability issues that face the company. I invite shareholders to meet with them after our meeting.

We also have the Group Management Committee with us today – Would you please stand as I introduce you.

First we have Mike Yeager who is the Chief Executive of Petroleum. Next to Mike is Marcus Randolph, Chief Executive of Ferrous and Coal. Next to Marcus is Alberto Calderon, our Chief Commercial Officer. Karen Wood our Chief People Officer and Andrew Mackenzie, our Chief Executive of Non Ferrous are not present today as they are currently overseas on business.

Finally, on a sad note, Gail de Planque, a recently retired Director, passed away in September. Gail was a member of the Board from October 2005 until she retired due to ill health in January of this year. Gail was a leading scientist in her field of nuclear energy. On behalf of BHP Billiton I acknowledge her valuable contribution as a Director and offer our condolences to her family and friends.

Ladies and gentlemen, as you can see, we have a long history and a talented team.

Our approach

Let me now outline some of our strategic thinking and how this fits into a rapidly developing world. As a global resources company operating in 25 countries, we take our responsibilities seriously.

The core of our mission is to ensure that BHP Billiton delivers value to shareholders. We do this by ensuring communities are better off for our presence, satisfying our customers and operating our business with expertise and integrity. We should be clear that value is only created when the resource in its raw state is developed, mined, and transported, ready for conversion into the end products that support global economic development.
To achieve this we:

• invest billions of dollars to develop the best resources around the world;
• we build supporting infrastructure like ports and rail to transport the mined material;
• we bring technology, systems and processes to sell the product to our customers; and
• we create highly skilled jobs that require people with deep technical and operational expertise who facilitate the entire process.

In doing so, our products help underpin the advances in economic development and living standards for much of the world’s population.

We are not alone in doing this. We do this together with other companies, governments and communities – but as one of the world’s largest companies, we are a major contributor. We are proud of that contribution and take the responsibilities that come with it very seriously. Of course, the resources we develop are owned by governments on behalf of communities.

There is no doubt that Governments are responsible for the policy settings that decide if, where and when those resources will be developed. With the once in a generation surge in demand driven by industrialisation and urbanisation in Asia it provides a unique opportunity for resource rich countries to capture the benefits in terms of economic growth.

However, no one country has a monopoly on the development of their resources, with countries competing for capital.

Resource projects which are export orientated require billions of dollars to be invested over a long period. The simple fact is that large scale resources projects will be developed first in those countries that are internationally competitive in terms of flexible labour regimes, efficient business regulation and, importantly, a stable and fair tax system. While it is the right of governments to change policy parameters, for example tax regimes, it is important that the country’s international competitiveness and its attractiveness as an investment destination is not negatively affected.

When resources are developed, companies like BHP Billiton pay royalties and taxes to governments, which in turn, contribute to community development and economic growth. As you may be aware, in 2010 we paid $7.1 billion directly in company taxes and royalties and $850 million in taxes collected on behalf of our employees. The vast majority of these payments were made in 12 countries. Our highest tax payments are made in Australia, where we are the largest single tax payer. Australia is where we have the majority of our assets. We are also one of the largest tax payers in Chile and South Africa.

Fundamentally, we believe that BHP Billiton has, and will continue to deliver value for society and, as a result, will continue to deliver value to our shareholders. Indeed, doing so is the foundation of our business.

Short and Long Term Economic Conditions

Let me now make some comments on short term economic conditions, our financial results, and the longer term economic environment.

The last two years have seen almost unprecedented disruption in financial and product markets with many countries still facing fragile economic conditions. This year started quite positively as the global economy reacted to substantial government funded economic stimulus. This flowed through to much stronger prices for our commodities – however, in April of this year sovereign debt concerns re-emerged.

It is still possible that the recovery could stall – government balance sheets remain weak and global trade and currency tensions continue to escalate.

In this context, European nations, the United States and other developed countries face ongoing challenges in delivering fiscal and financial stability, while meeting social demands.

This has weighed heavily on financial markets – as well as commodity markets – causing significant price volatility. This volatility is one reason our strategy of investing in a diversified portfolio makes long-term sense.

By now, you know our strategy well. This strategy, based on tier one assets diversified by commodity and geography, generates greater stability in our cash flows. This next slide illustrates the point. It shows our profit margins since the BHP Billiton merger for each of our commodities. You can see that the volatility is quite dramatic.

When looked at in total you can see the impact of our strategy in reducing volatility. In practical terms, this means more robust financial performance through commodity and economic cycles. This in turn, allows us to invest more consistently and deliver progressive dividends.

The financial and other benefits of this are detailed in the Annual Report. The combination of our strategy, together with the hard work of our team of 100,000 people, delivered BHP Billiton’s strong performance in 2010. Let me highlight some key points:

• underlying earnings before interest and tax increased by 8 per cent to $19.7 billion;
• profit increased by 16 per cent to $12.5 billion;
• net operating cash flow of $17.9 billion was generated allowing us to reduce net debt to $3.3 billion;
• in relation to future growth there are 20 projects, and we expect to invest $15 billion in capital expenditures this year; and
• the full year dividend was increased by 6 per cent to 87 cents a share, consistent with our progressive dividend policy.

If I link our performance back to cumulative total shareholder return – or TSR – since the merger in 2001, there has been a 735 per cent increase. Our share price has also performed well in relation to the FTSE 100. Overall a very solid performance.

Let me now turn to the long term global economic environment. This has a very significant influence on our business and our strategy.

In under two decades we have witnessed an extraordinary structural shift in the global economy towards China and other emerging markets – these include India, Russia, Brazil, and more recently Indonesia, Mexico and Turkey. We are still at the beginning of an incredibly significant and exciting era of growth.

This unprecedented activity has been driven by the forces of industrialisation, urbanisation and improved living standards in the developing world, particularly in China.

The basic ingredients of this growth, and improved living standards, require resources, the very products that are at the centre of our strategy, such as iron ore, coal, copper and energy. Our products are the essential building blocks for everyday goods. These range from trucks, trains, consumer electronics and household appliances, to construction equipment, building materials and the energy needed to keep the world powered, mobile and productive.

We believe that our products, combined with our capacity to scale up to meet this unprecedented demand, means that BHP Billiton is at a pivotal time and place in history.    This is a major opportunity. It brings true meaning to our brand ‘Resourcing the Future.’

While Europe, the US, Japan and other mature markets remain significant contributors to overall commodity demand, it is emerging markets that are the drivers of growth. This slide demonstrates the point using copper demand as an example. The intensity of investment in emerging markets has been striking and is a clear illustration of the economic fundamentals driving the demand for our products.

In 2009, over 40 per cent of China’s Gross Domestic Product was made up of capital investment. This investment is largely directed to resource intensive activities such as infrastructure and buildings. By comparison, the same form of investment represented just 14 per cent of GDP in the United Kingdom and the United States.

This shows just how much natural resources are needed in emerging markets during the earlier stages of economic development. And it is not just relative growth rates where China outpaces the rest of the world – the fact is, that this year China overtook Japan as the second largest economy in the world at about 5 trillion dollars, an impressive feat.

Another relevant and striking fact, is that China’s population is about ten times that of Japan – which means that China’s income per person is just one tenth of Japan’s.

With this background, there is no doubt that China will continue to have significant growth potential. What is also encouraging is the number of other economies that are at the initial stages of their development, India is the most obvious example. India’s economy is only one quarter the size of China’s, even though its population is about 90 per cent of China’s. Many analysts predict that India’s growth rate could be similar to that of China’s in the next few years.

As a Board, we feel confident that these factors will drive continued global economic growth and, importantly, long term demand for our diversified portfolio of products.

Acquisition of PotashCorp

It is appropriate to make a few comments about our bid for Potash Corporation of Saskatchewan.

The long term growth trends I have just mentioned have increased global consumption of goods, including food. Improved diets have contributed to lower infant mortality rates as well as longer life expectancy. When combined with increasing opportunities for education, hundreds of millions of people now experience better living standards.

This is important and relevant to us. As demand for food increases farmers seek to improve food production yields. These trends have been evident for some time and we have been analysing the potash market since 2003, with our first investment in 2006.

Potash is a mineral that is used to enhance crop yields. It is mined in large quantities using traditional mining methods and is at the heart of our core expertise. These factors support the long term industry fundamentals that are behind our potash investments in Canada and our recent bid to acquire Potash Corporation of Saskatchewan (PCS).

The operations of PCS are tier one, low cost, expandable, and would further diversify our portfolio by commodity, geography and customer. Having said that, for us the guiding principles of any investment or acquisition, are the creation of shareholder value and the maintenance of our solid A credit rating.

I want to be very clear on this point. The question of value for BHP Billiton shareholders is essential and not negotiable. Any acquisition or investment must create value for our shareholders. If shareholder value is not demonstrated, we will not proceed with the proposed acquisition.

Social Licence to Operate

I have already alluded to an important concept that we at BHP Billiton call our social licence to operate.

We understand it is a privilege to operate in communities, and that our licence to operate is crucial to our continued success as a company. This requires us to listen carefully to our stakeholders and to respond to their concerns – recognising that there is always room for improvement. This is not just a question of ethics as working with integrity is fundamental to our way of work.

Our social licence to operate revolves around three additional elements - health and safety, social responsibility and environmental sustainability – all of which I will touch on.

First, I cannot overstate the importance of safety to us. For us, safety is a value and is integrated into the way we work. Although we have shown improvement in this area, the fact is that five of our people lost their lives while working for us in the last year – this is simply unacceptable.

I would like to recognize each of them. On behalf of the Board and Management we offer our condolences to their families and friends. This reminds us of the challenges ahead to achieve a workplace where there are no fatalities.

Social responsibility is the second element of our licence to operate.

I talked earlier about how BHP Billiton’s products are at the foundation of economic growth, particularly for the developing world. Society, however, faces a dilemma; rapidly rising living standards bring opportunities but may also affect the environment.

Accordingly, society faces complex decisions as it determines the right balance between these sometimes competing demands.

This is where we must be clear about the role of a company within society, and about what people should and should not expect from businesses like ours on these issues.

BHP Billiton will invest when there is a good return for shareholders and where we can operate within our high standards for health, safety, community, environment and ethical behaviour.

These local and direct impacts, on our workers, communities and the environment, are clearly within our control and fully our responsibility. However it is for society as a whole to decide the direction to take on the broader global issues, like climate change and the future of energy.

While we engage and contribute to public debates on these issues, including sharing our knowledge, experience and opinions, the broad direction society chooses is not our decision to make. We will of course advocate for our shareholders’ interests in these debates, seeking to ensure we remain a strong business. However, decisions we make on investments in coal, uranium, oil and gas for example, are ultimately made based on our assessment of long term market demand and attractiveness.

The third element of our social licence to operate is environmental sustainability.

Within that context, let me touch on the important issue of climate change.

For several years now, we have recognised that the science of climate change demonstrates that human activities have a negative impact on our climate, and consequently pose risks to our society and economic well-being. While there remains uncertainty, there is more than adequate evidence to warrant action.

The science also tells us that reducing these risks to an acceptable level, translates into limiting global warming to no more than two degrees celsius above the pre-industrial global average temperature. This is the target agreed to by the world’s major governments at Copenhagen, including China, India, Europe and the United States.

However, the reality facing governments is that the world needs ever increasing energy supplies to sustain economic growth and development, so a new energy solution is required.

One of the great benefits of our diversified portfolio is that we face lower strategic risk from issues like climate change which may disrupt the status quo. While coal and oil for example, have potential downside risk in a shift to a lower carbon economy, uranium and gas have upside potential.

That said, we acknowledge that the way forward will require a range of policy measures, including regulations and market-based solutions, to encourage new technology and to drive a change in behaviour. We expect increased energy efficiency, carbon capture and storage, renewable energy, gas and nuclear power, will all contribute to the way forward.

For our part, in addition to other areas, we have been investigating, along with many others, how to deal with the carbon dioxide emissions from coal, with particular emphasis on carbon capture and storage technology. With 44 per cent of the world’s electricity demands in 2030 still expected to be met by coal, reducing these emissions is a pressing issue for us all. I should say however that it is not yet clear that carbon capture and storage will be a cost effective way to deal with coal emissions and it is unlikely to be available in the near future.

Therefore, while we are pleased with the continuing contribution of our coal business, the Board and Management are paying close attention to the developments in technology, government policy and market responses around the world. On balance, however, we remain optimistic that the emergence of innovative technologies will play a significant role in the overall long term energy solution.

Iron Ore Joint Venture

Finally, I will make a brief comment about our recent announcement with Rio Tinto, regarding termination of the proposed Western Australian Iron Ore Joint Venture.

It is important to say that BHP Billiton and Rio Tinto pursued the production joint venture because we both believed that the $10 billion in synergies would benefit iron ore market participants, and therefore our respective shareholders. However, since the announcement in June 2009, it has become increasingly clear that the broader regulatory environment has tightened globally.

Both Rio Tinto and ourselves were committed to the joint venture and worked side by side to make it happen. Unfortunately, we formed a view that we were unlikely to secure the necessary clearances and the resulting uncertainty led us to terminate the agreement this week. Over the period, both companies continued to actively manage and invest in their businesses independently. This ensures we remain well positioned to execute our own growth plans going forward.

Conclusion

Now before I ask Marius to give his CEO address, I would like to make a final comment.

This is my first Annual General Meeting as your Chairman and I want to acknowledge your support. I have received many letters and emails since I took over from Don Argus on a broad range of company issues and public policy. You have made valuable points and asked interesting questions. Your letters provide insight into the priorities of shareholders. For shareholders here today, I look forward to seeing you at the end of the meeting.

Marius, can I ask you to address the meeting?

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Jac and good morning everyone

As Jac mentioned, BHP Billiton’s operations have continued to deliver solid results in a very volatile period.

Today I would like to talk about the long term drivers of those results, and how we believe we can meet the challenges and prosper from the opportunities that will arise. In particular I will talk about:

• The global shift in economic power and what it means for short term economic growth and the demand for our products;
• Secondly, about our commitment to the health and safety of our people, and to the environment and communities in which we operate;
• I will also talk about how we are positioned to grow safely, supported by a simple and scaleable organisation;
• And finally I will say a few words about our bid for Potashcorp.

For a global company like ours, the dynamics of the economic and political environment will inevitably shape the way we do business.

Jac has already commented on the fact that the distribution of wealth in the world is changing. These changes will continue to result in a significant shift in the balance of global economic power.

China is the most successful emerging economy today and has become the second largest economy in the world. It has been remarkably successful in transitioning from a centrally planned economy into a more market-oriented one. It is hard to fully appreciate the scale and significance of that change sitting here, some 8,000 kilometres away from Beijing.

Urbanisation and industrialisation are the key drivers that are transforming the lives of people in China, and they are also driving change in other emerging countries like Brazil, India and Russia. But these countries are not alone; we are also seeing the rise of yet another group of fast developing countries including Indonesia, Mexico and Turkey.

The future success of BHP Billiton will depend on our ability to seize the opportunities that these changes present.

Presently, emerging economies are growing at approximately three times the rate of the developed countries and, as this slide shows, are becoming more important to the global economy. BHP Billiton’s growth is leveraged to these higher growth rates. While Japan, the United States and the EU are finding it difficult to generate growth, overheating is in fact a larger issue in the emerging economies. China has been successful in engineering a slowdown to prevent overheating and, in the same vein, both India and Brazil have raised interest rates.

So despite our overall modest outlook for the world economy, we are encouraged by the incremental demand for our products driven by these emerging economies.

The pull back in investments by our competitors during the global financial crisis means that supply is lagging. As a result, the overall supply-demand conditions are favourable.

Our balance sheet strength, quality of assets, and policy of investing throughout the cycle, positions BHP Billiton well to capture these opportunities.

As we discussed, BHP Billiton is positioned to continue growing. This makes how we do things even more important and we take this responsibility very seriously.

I cannot begin to talk about this without reflecting on the fact that, as Jac mentioned, five of our people lost their lives at work this year.   This happened despite the continued trend towards fewer injuries that we have achieved in the last four years. I would like to take this opportunity to offer my condolences to their families, friends and colleagues. Reducing the risks in our business requires strong, accountable leadership, with a focus on identifying hazards and putting in place effective controls that limit the risk to an individual’s health and safety.

We are also continuing to address possible occupational health issues by reducing exposures that can cause long-term harm. I am pleased to report that we have achieved our targets to date in this area, and that the total number of occupational illnesses continues to fall.

BHP Billiton also has targets in energy use, greenhouse gas emissions and water usage amongst others. I’m pleased to report that we have made significant progress in all of these areas. This year our total energy use and greenhouse gas emissions were the lowest since 2007. We have reduced the amount of greenhouse gas emitted per unit of production by 7 per cent in the last four years

Similarly, we have improved the ratio of recycled water used by 7 per cent in the past three years. You will find more detailed information on all of these and other topics in our Sustainability Report.

Now, I’m sure you are aware that we recently spoke about climate change. We believe that before we get a unified global approach, individual countries will take actions that will only later come together in a global scheme. Importantly, we acknowledge that there are no simple answers to the carbon emissions issue and that a solution will involve a combination of initiatives.

I won’t cover in detail today all the key design features we advocate, but I would like to emphasise a few important policy principles as the world thinks about emissions reduction:

• A clear price signal will be necessary to reduce consumption and reduce emissions;
• Governments must operate carbon reduction programs on a revenue neutral basis, lest the carbon price just becomes another tax. Therefore, the revenues raised must be returned to individuals and businesses; and
• Emissions costs for trade exposed products must be rebated, given that it will take time until a global system is in place.

Finally, let me comment on our community involvement. Our voluntary investment exceeded $200 million this year, including an $80 million dollar payment to our UK charitable trust. In doing so, we have met out target of investing one per cent of our pre-tax profit in community programs.

You have heard me talk about our opportunities for growth. Sometimes our investors ask: “Are you too large to grow?”

My answer to that question is : “We are a scaleable organisation and a simple portfolio of large upstream expandable assets.”

Let me explain - By having a simple structure we can organise work more effectively and let our people focus on doing what is important. We standardise our work processes so we can easily deploy them globally. The disciplined execution of our strategy has given us a portfolio of relatively few, but large assets. These assets are of exceptional quality, low in operating cost and expandable.

Now, the combination of this simple company structure, an organisation of talented people focussed on what is important, and the shape of our portfolio, enables our growth.

Which brings me to comment on our bid for PotashCorp. Our strategy is to invest in large, low cost, long life, expandable assets, diversified by commodity, geography and market.

Potash is a mineable commodity in which we can use our core skill set of building, expanding and operating mines.   PotashCorp’s long life, low cost assets are a natural fit with our portfolio, and will further diversify our product offering by commodity, geography and market.

As you know we have been a long time investor in Canada. Canada is a premier mining investment destination, and we believe that we have made a positive contribution to the Canadian communities in which we currently operate.

We also believe that the same net benefits will accrue to Saskatchewan if we are successful in acquiring PotashCorp. In this regard, we continue to focus on gaining Canadian regulatory approvals.

Let me make a comment on Sunday’s announcement from Rio Tinto and BHP Billiton regarding the termination of our proposed production joint venture in the Pilbara. Since we announced the proposal last year, it became increasingly evident that regulatory approval for the joint venture would be very difficult. The benefits to both companies were so significant that we continued to work through the approval process, but last week both parties determined that the obstacles in the path of regulatory clearance were insurmountable.

We will continue to invest in our Western Australia Iron Ore business and remain focused in the growth of this important operation.

In closing – let me say that I believe that as shareholders, you should be proud that BHP Billiton is a major supplier of the materials that lift hundreds of millions of people out of poverty, raising living standards for many more and fuelling economic growth.

We recognise we need to do this while meeting the increasing expectations in terms of sustainability. By working to meet these expectations, maintaining high standards of performance and working with integrity, we are creating the conditions for the long term success of the company.

With that, I’ll hand back to Jac. Thank you.

The Chairman then conducted the formal items of business including Items on remuneration as follows:

Remuneration Items

We now move to items associated with remuneration.

The first is item 13, the Remuneration Report. This vote is non-binding. It provides shareholders with an opportunity to cast an advisory vote on our compensation policies and practices for the previous financial year. Even though the vote is non-binding, the Board takes the outcome into account when reviewing the Group’s policies.

A key component of our remuneration policy, is to link a very substantial portion of our senior executives’ pay to BHP Billiton’s performance, and the creation of long term value for shareholders. Around 28 per cent of the Chief Executive’s pay is fixed – made up of base pay and pension and 72 per cent is at risk – made up of short term and long term incentives.

The “at risk” pay is determined by performance against financial and non financial measures, including the health and safety of our workforce and the Group’s profitability. That is, if the company performs well then executives also benefit. The chart from the Annual Report shows how the average short term incentive for our senior executives over the past 5 years is aligned with profit.

The increase in short term incentive between 2009 and 2010 was driven by improved profit and very good performance in capital management. The Chief Executive proposed to the Remuneration Committee that his Health and Safety performance outcome be reduced to zero and this proposal was accepted by the Committee. The Chief Executive's overall short term incentive award for 2010 represented 71.4 per cent of the maximum possible payment under the plan rules.

The second element of “at risk remuneration” is the long term incentive which is delivered in the form of Performance Shares under the Group’s Long Term Incentive Plan. Performance is assessed at the end of five years. It is measured by comparing BHP Billiton’s total shareholder return against a group of other companies.

The terms of the Plan require our performance to exceed the average total shareholder returns of peer group companies by 5.5 per cent per annum, which is a cumulative out-performance of 30 per cent over five years.

Over the five year period from 1 July 2005 BHP Billiton outperformed the peer group companies by 74 per cent. Therefore, all shares awarded under the 2005 Long Term Incentive Plan vested in August 2010. This outperformance created $59.2 billion of shareholder value over and above the average of the peer group.

As I said previously, just over 70 per cent of Marius’s compensation is at risk and dependent on delivery of superior outcomes for BHP Billiton shareholders.

The next matter for consideration, item 14, is a proposal to amend the Rules of the Long Term Incentive Plan. The details are set out in the Notice of Meeting.

The primary purpose of the plan is:

• to motivate sustained exceptional performance and the creation of long term value for shareholders;
• to align executive and shareholder interests; and
• to attract and retain top talent.

As there has been considerable change – both within the Group and the external remuneration environment since the plan was first approved by shareholders in 2004, the Remuneration Committee undertook a review to ensure that the plan continues to meet its objectives.

In conducting the review, the Committee took advice from Kepler Associates, the Committee’s independent expert. The Committee concluded, that while the plan would benefit from some changes, the overall design remains robust.

Specifically, there were two key findings. First, the Committee found that the current 5-year plan performance period is consistent with our longer term business cycle and it should be retained. At 5 years, the plan has a longer performance period than the plans of most other FTSE 100 companies. Nevertheless, we see the 5 year period as a good feature that is more aligned with our business model.

The second finding was that the current design is highly geared, meaning that it has the potential for extended “all or nothing” outcomes. The Committee felt that this aspect of the plan was not aligned with BHP Billiton’s lower risk, diversified business strategy.

As a result the Committee considered potential changes to the plan, and subsequently consulted with major shareholders and shareholder advisory groups on these changes. The changes to the plan that shareholders are being asked to approve today follow this consultation.

In that context, the Committee endorsed three main changes which it believes enhance the alignment of shareholder and executive interests:

First, we recommend 25 per cent vesting of shares where BHP Billiton’s performance is equal to the comparator group average. Currently there is zero vesting at this level of performance, and this is largely responsible for the high level of gearing in the plan. It is worth noting that BHP Billiton is the only company in the FTSE 20 and the ASX 10 that does not currently have any vesting at median.

Secondly, we recommend amending the rules to allow more than one comparator group to be used, in assessing performance over five years. For this year’s grants, we are proposing to use a broad stock market index as the comparator group, in addition to the existing industry sector-based group.

Thirdly, we have expanded the sector-based comparator group to include major oil and gas companies given the importance of Petroleum in BHP Billiton’s portfolio.

These changes will result in a higher Expected Value for each Performance Share, which will be taken into account by the Committee in determining the number of performance shares to grant to participants. Overall the Committee and Board believe the changes will result in a plan which is better aligned to shareholders’ interests and the changes are therefore recommended for approval.

Closing Remarks

Ladies and gentlemen, thank you for your patience.

In closing the meeting, let me say again that the results for the 2010 financial year demonstrate the strength of BHP Billiton. – This is a reflection of the quality of our people, our unique set of assets and an effective strategy.

As a Board, we believe that the best way we can deliver value to our shareholders, is to grow the company over the long term by delivering on our strategy. We thank all our shareholders for their support – you can be assured that we will continue to strive for ongoing improvement on your behalf.

BHP Billiton Limited will hold its Annual General Meeting on 16 November 2010 in Perth, Australia. The results of both meetings will be notified to the stock exchanges after that time and will be made available on our website.

Thank you for attending, have a safe journey home. I invite you to join us for refreshments.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : October 25, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary